CUSIP No. 63910B102	Page 1 of 12 Pages

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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Nautilus, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

63910B102

(CUSIP Number)

January 19, 2006

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[  ] Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Page 1 of 12 Pages

CUSIP No. 63910B102	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

ENDOWMENT CAPITAL, L.P. 77-0621714
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,243,829
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,243,829
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12.70%
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.70%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 63910B102	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

LONG DRIVE, L.P. 84-1639266
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,243,829
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,243,829
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12.70%
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.70%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 63910B102	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

ENDOWMENT CAPITAL GROUP, LLC 77-0621719
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,243,829
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,243,829
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12.70%
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.70%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 63910B102	Page 5 of 12 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

ENDOWMENT MANAGEMENT, LP 04-3771199
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,243,829
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,243,829
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12.70%
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.70%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 63910B102	Page 6 of 12 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

PHILIP TIMON ###-##-####
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,243,829
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,243,829
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12.70%
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.70%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 63910B102	Page 7 of 12 Pages

ITEM 1.	(a).	Name of Issuer: NAUTILUS, INC.

	(b).	Address of Issuer's Principal Executive Offices:

1400 NE 136th Avenue Vancouver, Washington 98684

ITEM 2.	(a).	Name of Persons Filing:

This Statement is being filed jointly by (i) Endowment Capital, L.P., a Delaware limited partnership ("Endowment"); (ii) Long Drive, L.P., a Delaware limited partnership ("Long Drive"); (iii) Endowment Capital Group, LLC, a Delaware limited liability company, which serves as general partner to Endowment and Long Drive (the "General Partner"); (iv) Endowment Management, L.P., a Delaware limited partnership, which serves as investment manager to Endowment and Long Drive (the "Manager"); and (v) Mr. Philip Timon, who serves as the managing member of the General Partner and the Manager. Endowment, Long Drive, the General Partner, the Manager, and Philip Timon are sometimes also referred to herein individually as a "Reporting Person" and collectively as "Reporting Persons".

(b).	Address of Principal Business Office for Each of the Above:

	(i)	Endowment Capital, L.P. -- The address of Endowment's
principal business and principal office is 1105 N. Market Street, 15th Floor, Wilmington, DE 19801.

	(ii)	Long Drive, L.P. -- The address of Long Drive's principal
business and principal office is 1105 N. Market Street, 15th Floor, Wilmington, DE 19801.

	(iii)	Endowment Capital Group, LLC -- The address of the General
Partner's principal business and principal office is 1105 N. Market Street, 15th Floor, Wilmington, DE 19801.

	(iv)	Endowment Management, L.P. -- The address of the Manager's
principal business and principal office is 1105 N. Market Street, 15th Floor, Wilmington, DE 19801.

	(v)	Philip Timon -- Mr. Philip Timon's principal address is 1105 N.
Market Street, 15th Floor, Wilmington, DE 19801.

(c).	Citizenship or Place of Organization:

Endowment, Long Drive, the General Partner, and the Manager are
organized under the laws of the State of Delaware. Philip Timon is a citizen of the United States.

(d).	Title of Class Securities: Common Stock

(e).	CUSIP Number: 63910B102

CUSIP No. 63910B102	Page 8 of 12 Pages

ITEM 3.	If this Statement is Filed Pursuant to Rules 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

	(a)	[ ] Broker or dealer registered under Section 15 of the Exchange Act;
	(b)	[ ] Bank as defined in Section 3(a)(6) of the Exchange Act;
	(c)	[ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act;
	(d)	[ ] Investment company registered under Section 8 of the Investment Company Act;
	(e)	[ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	[ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	[ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;
	(j)	[ ] Group, in accordance with Rule 13d-1(b)(1) (ii)(J).

ITEM 4.	Ownership.[1]

	(a).	Amount beneficially owned:

(i)	Endowment Capital, L.P.	4,243,829
(ii)	Long Drive, L.P.	4,243,829
(iii)	Endowment Capital Group, LLC(2)	4,243,829
(iv)	Endowment Management, L.P.(3)	4,243,829
(v)	Philip Timon(4)	4,243,829

____________________
(1)

Approximately 2,100,000 of the shares reported collectively hereunder represent shares underlying short put options sold by the Reporting Persons and long call options purchased by the Reporting Persons.  Accordingly, the Reporting Persons presently do not possess the power to vote and dispose or direct the disposition of such shares, and would only possess such powers in the event that the options were exercised by the parties thereto.

(2)	Endowment Capital Group, LLC is the General Partner of Endowment Capital, L.P. and Long Drive, L.P., subject to the overall control of the managing member, Philip Timon.

(3)

Endowment Management, L.P. is the investment manager of Endowment Capital, L.P. and Long Drive, L.P., subject to the overall control of the managing member, Philip Timon, and thus could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

(4)	Philip Timon is the managing member is deemed to possess a controlling interest in Endowment Management, L.P. and thus could be deemed to share the power to vote and dispose or direct the disposition of such shares.

CUSIP No. 63910B102	Page 9 of 12 Pages

(b).	Percentage of class:

	(i)	Endowment Capital, L.P.	12.70%
	(ii)	Long Drive, L.P.	12.70%
	(iii)	Endowment Capital Group, LLC	12.70%
	(iv)	Endowment Management, L.P.	12.70%
	(v)	Philip Timon	12.70%

(c).	Number of shares as to which such person has:

	(1)	Sole power to vote or to direct the vote:

	(i)	Endowment Capital, L.P.	0
	(ii)	Long Drive, L.P.	0
	(iii)	Endowment Capital Group, LLC	0
	(iv)	Endowment Management, L.P.	0
	(v)	Philip Timon	0

	(2)	Shared power to vote or to direct the vote:

	(i)	Endowment Capital, L.P.	4,243,829
	(ii)	Long Drive, L.P.	4,243,829
	(iii)	Endowment Capital Group, LLC	4,243,829
	(iv)	Endowment Management, L.P.	4,243,829
	(v)	Philip Timon	4,243,829

(3)	Sole power to dispose or to direct the disposition of:

	(i)	Endowment Capital, L.P.	0
	(ii)	Long Drive, L.P.	0
	(iii)	Endowment Capital Group, LLC	0
	(iv)	Endowment Management, L.P.	0
	(v)	Philip Timon	0

CUSIP No. 63910B102	Page 10 of 12 Pages

(4)	Shared power to dispose or to direct the disposition of:

	(i)	Endowment Capital, L.P.	4,243,829
	(ii)	Long Drive, L.P.	4,243,829
	(iii)	Endowment Capital Group, LLC	4,243,829
	(iv)	Endowment Management, L.P.	4,243,829
	(v)	Philip Timon	4,243,829

ITEM 5.	Ownership of Five Percent or Less of a Class:

Not Applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

ITEM 7.	Identification and Classification of Subsidiaries which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

ITEM 8.	Identification and Classification of Members of the Group:

See Item 2.

ITEM 9.	Notice of Dissolution of Group:

Not Applicable.

CUSIP No. 63910B102	Page 11 of 12 Pages

ITEM 10.	Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ENDOWMENT CAPITAL, L.P.

Date: January 23, 2006	By /S/ Philip Timon
Philip Timon, managing member of Endowment Capital Group, LLC, general partner

LONG DRIVE, L.P.

Date: January 23, 2006	By /S/ Philip Timon
Philip Timon, managing member of Endowment Capital Group, LLC, general partner

ENDOWMENT CAPITAL GROUP, LLC

Date: January 23, 2006	By /S/ Philip Timon
Philip Timon, managing member

ENDOWMENT MANAGEMENT, L.P.

Date: January 23, 2006	By /S/ Philip Timon
Philip Timon, managing member of the general partner

PHILIP TIMON

Date: January 23, 2006	By /S/ Philip Timon

CUSIP No. 63910B102	Page 12 of 12 Pages

EXHIBIT 1 -- AGREEMENT OF JOINT FILING

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that the foregoing statement on Schedule 13G/A, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on the 23rd day of January, 2006.

ENDOWMENT CAPITAL, L.P.

Date: January 23, 2006	By /S/ Philip Timon
Philip Timon, managing member of Endowment Capital Group, LLC, general partner

LONG DRIVE, L.P.

Date: January 23, 2006	By /S/ Philip Timon
Philip Timon, managing member of Endowment Capital Group, LLC, general partner

ENDOWMENT CAPITAL GROUP, LLC

Date: January 23, 2006	By /S/ Philip Timon
Philip Timon, managing member

ENDOWMENT MANAGEMENT, L.P.

Date: January 23, 2006	By /S/ Philip Timon
Philip Timon, managing member of the general partner

PHILIP TIMON

Date: January 23, 2006	By /S/ Philip Timon